Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$4,000,000.00	$122.80

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,555,748.82 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $122.80 is offset against the registration fee due for this offering and of which $1,555,626.02 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT No. 16 to Prospectus Supplement dated October 5, 2006 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006	Registration Statement no. 333-134553 Dated October 25, 2007 Rule 424(b)(2)

$4,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

2.40% Notes Due October 30, 2012

Performance Linked to the Common Stock of Icahn Enterprises L.P. (IEP)

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated October 5, 2006 (the “synthetic convertible prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Index stock issuer: Icahn Enterprises L.P. Icahn Enterprises L.P. is not involved in this offering and has no obligation with respect to the notes.
•	Index stock: The common stock of the index stock issuer.
•	Principal amount: $1,000 per note, and in the aggregate, $4,000,000.
•

Stated maturity date: October 30, 2012, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, as described on page S-17 of the MTN prospectus supplement.

•

Valuation date related to the stated maturity date: October 25, 2012, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption “Description of the Notes—Settlement value” on page SS-18 of the synthetic convertible prospectus supplement.

•	Interest rate: 2.40% per annum.
•	Interest payment dates: Semi-annually, on April 30 and October 30 of each year, beginning on April 30, 2008.
•	Interest payment record dates: 15 calendar days prior to each interest payment date.
•

Threshold value: $159.8001, which is 123.56% of the average execution price per share of common stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings’ obligations under the notes.

•	Earliest redemption date: October 23, 2010.
•	Redemption notice period: 30 calendar days
•	Optional repurchase notice period: Eight business days.
•	Determination period: Three business days.
•

Multiplier: The initial multiplier for the shares of common stock of Icahn Enterprises L.P. is 1.00. The multiplier is subject to adjustment under various circumstances, as described under the caption “Description of the Notes—Adjustments to multipliers and to securities included in the calculation of the settlement value” on page SS-19 of the synthetic convertible prospectus supplement, including if Icahn Enterprises L.P. pays a quarterly cash dividend of more or less than the base dividend of $0.15 per share on its shares of common stock. The effective adjustment date for adjusting the multiplier will be the first business day immediately following the 23rd day of each October, the 14th day of each January, the 15th day of each April and the 15th day of each July and the valuation date, as applicable, with the first effective adjustment date for adjusting the multiplier to be October 24, 2007.

•

Stock settlement: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption “Description of the Notes—Stock settlement” on page SS-25 of the synthetic convertible prospectus supplement. Lehman Brothers Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

•	Denominations: $1,000 and integral multiples thereof.
•	Listing: The notes will not be listed on any exchange.
•	CUSIP No.: 5249083L2
•	ISIN No.: US5249083L27

Investing in the notes involves risks. Risk Factors begin on page SS-6 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price (1)	112.00%	$4,480,000
Underwriting discount (2)	0.1161%	$5,200
Proceeds to Lehman Brothers Holdings	111.8839%	$4,474,800

(1)	The public offering price includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.
(2)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $600,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about October 30, 2007.

LEHMAN BROTHERS

October 25, 2007

EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that Icahn Enterprises L.P. does not change the amount of quarterly cash dividends that it pays on its share of common stock during the term of the notes.

Example 1. Assuming the settlement value is $145.00:

Alternative redemption amount per $1,000 note  =

$1,000	×	$145.00	=	$907.38
$159.8001

As a result, on the stated maturity date or upon redemption, you would receive $1,000 per $1,000 note because $1,000 is greater than $907.38.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 6 shares of common stock of Icahn Enterprises L.P. plus $130.00 in cash at maturity, or 6 shares of common stock of Icahn Enterprises L.P. plus $37.38 in cash upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $4,000,000 aggregate principal amount of notes, you would receive, in total, 27,586 shares of common stock of Icahn Enterprises L.P. plus $30.00 in cash, plus accrued but unpaid interest, at maturity, or 25,031 at maturity shares of common stock of Icahn Enterprises L.P. plus $25.00 in cash, upon repurchase.

Example 2. Assuming the settlement value is $165.00:

Alternative redemption amount per $1,000 note  =

$1,000	×	$165.00	=	$1,032.54
$159.8001

As a result, on the stated maturity date or upon redemption, you would receive $1,032.54 per $1,000 note because $1,032.54 is greater than $1,000.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 6 shares of common stock of Icahn Enterprises L.P. plus $42.54 in cash at maturity or upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $4,000,000 aggregate principal amount of notes, you would receive, in total, 25,031 shares of common stock of Icahn Enterprises L.P. plus $45.00 in cash at maturity or upon repurchase.

To the extent the actual settlement value differs from the values assumed above or that Icahn Enterprises L.P. changes the amount of quarterly cash dividend it pays, the results indicated above would be different.

INDEX STOCK ISSUER AND INDEX STOCK

Icahn Enterprises L.P.

Lehman Brothers Holdings has obtained the following information regarding Icahn Enterprises L.P. from Icahn Enterprises L.P.’s reports filed with the SEC.

According to Icahn Enterprises L.P.’s publicly available filings with the SEC, Icahn Enterprises L.P. is a master limited partnership formed in Delaware on February 17, 1987. It was formerly known as American Real Estate Partners, L.P. and changed its name to Icahn Enterprises L.P. in September 2007. Icahn Enterprises L.P. is a holding company engaged in gaming, real estate and home fashion businesses. In addition, Icahn Enterprises L.P. invests a portion of its available liquidity in debt and equity securities. Icahn Enterprises L.P.’s general partner is American Property Investors, Inc., a Delaware corporation wholly owned, through an intermediate subsidiary, by Carl C. Icahn. Icahn Enterprises L.P. owns its businesses and conducts investment activities through a subsidiary limited partnership, American Real Estate Holdings Limited Partnership and its subsidiaries.

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The shares of common stock of Icahn Enterprises L.P. are quoted on The New York Stock Exchange under the symbol “IEP”.

The following table presents the high and low closing prices for the shares of common stock of Icahn Enterprises L.P., as reported on The New York Stock Exchange during each fiscal quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2004, 2005, 2006 and 2007 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will not be below the threshold value on the valuation date related to the repurchase if you exercise your repurchase option, or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2004
First Quarter	$ 17.08	$ 14.70	$ 15.42
Second Quarter	$ 21.55	$ 15.29	$ 21.48
Third Quarter	$ 22.80	$ 18.49	$ 21.12
Fourth Quarter	$ 28.95	$ 20.15	$ 28.60

2005
First Quarter	$ 30.40	$ 25.66	$ 27.65
Second Quarter	$ 29.05	$ 26.63	$ 29.05
Third Quarter	$ 39.45	$ 28.70	$ 37.50
Fourth Quarter	$ 38.55	$ 28.80	$ 38.55

2006
First Quarter	$ 46.10	$ 33.97	$ 46.10
Second Quarter	$ 47.15	$ 36.00	$ 40.80
Third Quarter	$ 53.50	$ 40.75	$ 52.90
Fourth Quarter	$ 86.77	$ 54.40	$ 85.73

2007
First Quarter	$128.69	$ 86.92	$119.05
Second Quarter	$117.25	$ 84.68	$101.74
Third Quarter	$120.71	$ 87.25	$116.79
Fourth Quarter (through October 23, 2007)	$129.50	$117.90	$129.50

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that the investment is held from the date on which the notes are first issued until the stated maturity date:

•	the hypothetical alternative redemption amount per $1,000 note;

•	the percentage change from the principal amount to the hypothetical alternative redemption amount;

•	the hypothetical total amount payable at stated maturity per $1,000 note (without interest);

•	the hypothetical total rate of return (without interest);

•	the hypothetical annualized pre-tax rate of return (without interest);

•	the hypothetical total rate of return (including interest); and

•	the hypothetical annualized pre-tax rate of return (including interest).

Hypothetical settlement level on the valuation date	Hypothetical alternative redemption amount per $1,000 note	Percentage change from the principal amount to the hypothetical alternative redemption amount	Hypothetical total amount payable at stated maturity per $1,000 note	Hypothetical total rate of return (without interest)	Hypothetical annualized pre-tax rate of return (without interest)	Hypothetical total rate of return (including interest)	Hypothetical annualized pre-tax rate of return (including interest)
$140.00	$876.09	-12.39%	$1,000.00	0.00%	0.00%	12.00%	2.29%
$145.00	$907.38	-9.26%	$1,000.00	0.00%	0.00%	12.00%	2.29%
$150.00	$938.67	-6.13%	$1,000.00	0.00%	0.00%	12.00%	2.29%
$155.00	$969.96	-3.00%	$1,000.00	0.00%	0.00%	12.00%	2.29%
$159.8001 (1)	$1,000.00	0.00%	$1,000.00	0.00%	0.00%	12.00%	2.29%
$160.00	$1,001.25	0.13%	$1,001.25	0.13%	0.02%	12.13%	2.32%
$165.00	$1,032.54	3.25%	$1,032.54	3.25%	0.64%	15.25%	2.88%
$170.00	$1,063.82	6.38%	$1,063.82	6.38%	1.25%	18.38%	3.43%
$175.00	$1,095.11	9.51%	$1,095.11	9.51%	1.83%	21.51%	3.97%

(1)	This figure reflects the threshold value.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above provides hypothetical return information only with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings intends to treat, and by purchasing a note, for all tax purposes, you agree to treat, a note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the notes and estimates of the amount and timing of the contingent payments on the notes. Lehman Brothers Holdings has determined that the comparable yield will be an annual rate of 5.8229%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note consists of the fixed semi-annual interest payments and $1,324.62 due at maturity (which includes the final fixed semi-annual interest payment due at maturity). Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings’ determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes. See “United States Federal Income Tax Consequences” in the accompanying synthetic convertible prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $600,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $5,152,000, $5,980 and $5,146,020, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about October 30, 2007, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

$4,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

2.40% Notes Due October 30, 2012

Performance Linked to the

Common Stock of Icahn Enterprises L.P. (IEP)

PRICING SUPPLEMENT

DATED OCTOBER 23, 2007

(INCLUDING PROSPECTUS SUPPLEMENT

DATED OCTOBER 5, 2006,

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS